

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 21, 2009

<u>Via Facsimile (650) 494-0792 and U.S. Mail</u>
Robert M. Mattson, Esq.
Michael T. Frank, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304

> **Re: Mindspeed Technologies, Inc.**
> **Schedule TO-I**
> **Filed April 10, 2009**
> **File No. 5-79645**

Gentlemen:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(A)(1): Offering Memorandum

Summary Term Sheet, page 4

Who is Eligible to Participate, page 6

1.   You disclose on page 6 that "generally… employees located outside of the United States
        are eligible to participate in the option…," but that the offer is not being extended to
        employees in China and France due to timing, cost and related considerations arising out
        of legal restrictions in China and France. Similarly, we note on page 16 that the offer is
        not being made to any person "in any country …in which such offer is not authorized."
        Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies
        equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in
        section II.G.1. of SEC Release 33-8957. Please advise as to how the company is
        complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here
        consistent with that Rule.

What securities are we offering to exchange, page 7

2.   With a view towards possible revised disclosure, advise us whether options held in the
        Investec Trust Company (Israel) Ltd. are of the same class(es) of options that are
        otherwise the subject of the offer. If so, advise us of whether you considered the
        applicability of rule 13e-4(f)(8) with respect to the options held in the trust.

Introduction, page 17

3.   As currently structured, the expiration time for the offer is 9:00 pm Pacific Time on
        Friday, May 8, 2009. Determination of the new exercise price and number of new
        options, however, will not be determinable until the close of business on the exchange
        date, which as you indicate in your materials, is anticipated to be on Monday, May 11,
        2009. Thus, it appears that optionholders will not have knowledge of certain material
        terms of the offer (i.e. the exchange ratio) until after the expiration time. It does not
        appear that this structure is consistent with Item 4 of Schedule TO and corresponding
        Item 1004(a) of Regulation M-A. Please revise your offer.

4.   Please note our comment above. In revising your offer, please provide an analysis of
        how your revised offer will allow sufficient time for holders to consider whether to
        tender or withdraw following the announcement of the material terms of the offer (i.e. the
        exact exchange ratio). As the filing persons are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b)
        of the Exchange Act require that you extend the offering period for any increase or

decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your revised offer would comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Introduction, page 17

5.   Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. Notwithstanding the fact that the new options will not vest for six months, the condition requiring that individuals remain employees as of the exchange date, which will be after the expiration date, does not appear to comply with that requirement. Please revise your disclosure accordingly.

3. Procedures for Electing to Participate in the Option Exchange Program, page 24

6.   The disclosure here indicates that the only means to tender is electronically by means of the company's intranet or via email. Tell us why you believe restricting the means of tendering to this process is acceptable. Specifically, please advise us of whether the company has verified that all employees have access to the intranet and/or email. Also, please tell us what, if any, accommodations will be made to ensure that all eligible employees have access to the intranet or email.

7.   Based on your disclosure, it appears that option holders may submit their election forms via the company's intranet or via email. If you disseminated via e-mail only, explain why you believe this satisfies your dissemination obligations under Rule 13e-4(e), taking into account the identities of the option holders and the manner in which they typically receive company communications.

8.   The disclosure indicates that your determination of matters as to the "validity, eligibility, including time of receipt and acceptance" will be made in your sole discretion and that such determination will be final and binding on all parties. Please revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

<u>4. Withdrawal Rights, page 25</u>

9. Please revise to ensure that option holders are permitted withdrawal rights through the period after which the exact amount and exercise price of new options they could receive have been published and/or sent to optionholders. See our comment 3 above.

10. Clarify whether there are other means by which the withdrawal form can be submitted in order to be received by the expiration time. For example, specify whether persons may send via mail or facsimile, withdrawal forms to a specified company representative prior to the expiration time.

<u>6. Conditions of the Option Exchange Program, page 27</u>

11. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of the language in the introductory paragraph that suggests "actions or inactions" by Mindspeed may constitute bona fide triggering events for offer conditions.

12. With the previous comment in mind, please clarify the statement in paragraph 3 in which you condition the offer on whether there has been "any limitation, whether or not mandatory, by any governmental, regulatory…authority…, or any event that in [y]our reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States…" Please revise to clarify that your authority to amend or terminate the offer could be asserted only if an objectively verifiable condition was triggered.

13. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

14. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition

may be determined only upon expiration. Please confirm the company's understanding in your response letter.

9. Information Concerning Mindspeed, page 31

Selected Financial Data, page 32

15.   Please be attentive to the need to update the summarized financial information presented in accordance with Item 1010(c) of Regulation M-A. In this regard, we note your reference to the updated financial information for the quarter ended April 3, 2009 which you plan on making available publicly on April 27, 2009. We refer you to Rule 13e-4(c)(3). Please confirm that you will amend the Schedule TO to include the revised financial information.

14. Extension of Option Exchange Program; Termination; Amendment, page 43

16.   Please refer to the language in the first sentence of the second paragraph of this section. You may not terminate or amend an offer by giving only oral notice to option holders. Please revise. We remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer. Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions